GREGORY E. BARTON
Executive Vice President, Business and Legal Affairs
General Counsel and Secretary

          July 21, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	TheStreet.com, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 000-25779

Dear Mr. Shenk:

On behalf of TheStreet.com, Inc. (“we,” “us” or the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Form 10-K filing (our “Form 10-K”) in a letter dated July 12, 2010 (the “Third Comment Letter”).  Reference is made to the comments raised by the Staff relating to our Form 10-K in a letter dated May 4, 2010 (the “Initial Comment Letter”) and our response thereto dated June 1, 2010 (the “Initial Response”) as well as to a second comment letter dated June 16, 2010 (the “Second Comment Letter”) and our response thereto dated June 30, 2010 (the “Second Response”).  Our response to each comment in the Third Comment Letter appears below following a recitation of such comment.

Form 10-K for the period ended December 31, 2009

Note 3:  Acquisitions and Divestitures, page F-21

7.
We note in your response to prior comment one that you expect Kikucall’s software and skilled workforce to result in $3.5 million of revenue during 2010.  Please tell us the amount of revenue earned as of March 31st (or June 30th if available).  Also tell us the number of people that comprise the workforce that were acquired in the acquisition.

As noted in our Second Response, at the time of the acquisition of Kikucall, Inc. (“Kikucall”) in December 2009, our management expected that Kikucall’s software and skilled workforce (which is not valued as a separate intangible) would result in an incremental $3.5 million of revenue for the Company’s non-Kikucall operations during 2010.  In the first six months of 2010, bookings of our subscription products were $1.7 million higher than the figure for the prior year period.  Our bookings reflect the cash we collected from our subscribers at the

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
July 21, 2010

commencement of their respective subscriptions; we recognize revenue related to those bookings during the terms of the applicable subscriptions.  Since most of our subscriptions are sold on annual basis, only a portion of the $1.7 million increase in bookings was realized as revenue during the first half of 2010 (revenue of our subscription products in the first half of 2010 was $1.3 million higher than the figure for the prior year period).  We believe that the following factors related to the skilled workforce aided us in achieving the growth of bookings and revenue in the first half of 2010 as compared to the prior year period:  the acquired workforce (i) created numerous tests across a variety of our products, testing customer response to different product prices, creative materials, and offers; (ii) launched several new affiliate programs through various third parties, resulting in acquisition of subscribers through new channels; (iii) created a more aggressive email marketing schedule; (iv) increased the size and sophistication of our telesales department; (v) created and sold new subscription products; and (vi) handled in-house certain search engine marketing efforts.

The workforce acquired in the Kikucall acquisition numbered seven full-time employees and one part-time employee, including two persons who have become senior managers of ours -- Kikucall’s Chief Executive Officer became our Senior Vice President of Premium Services, reporting directly to our Chief Executive Officer, and another Kikucall employee became our Vice President of Premium Services.

Schedule II – Valuation and Qualifying Accounts, page F-40

2.
We note your response to prior comment two.  Please revise to provide an additional column showing the adjustment to the allowance for doubtful accounts for the disposal of the receivable ($427,502) relating to the sale of Promotions.com.  See Rule 12-09 of Regulation S-X (column D) for further guidance.

We acknowledge the Staff’s reference to Rule 12-09 of Regulation S-X; however we respectfully request that given the immateriality of this amount in relation to the consolidated financial statements for the year ended December 31, 2009 we  propose to revise such disclosure in future applicable filings that require disclosure of Schedule II – Valuation and Qualifying Accounts that contain a reference to the year ended December 31, 2009.

* * * * *

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
July 21, 2010

          The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-321-5484 if you have any questions concerning these responses.

                Very truly yours,

                /s/ Gregory E. Barton

                Gregory E. Barton